FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 21, 2014	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager

OTHER NEWS

Subject: Announcement of record date for sub division of equity shares

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

We refer to our communication dated November 20, 2014 vide which we had informed about the results of the postal ballot voting process and the resolutions being passed by requisite majority of shareholders for sub-division of one equity share of face value Rs 10/- each into five equity shares of Rs 2/- each and consequential amendments to the Memorandum and Articles of Association of the Bank.

We wish to inform you that the Bank has fixed  December 5, 2014 as the Record Date for the purpose of ascertaining the eligible shareholders who would be entitled to receive 5 (Five) equity shares of nominal value of Rs. 2/- each in lieu of 1 (One) equity share of nominal value of Rs. 10/- each of the Bank.

We would also like you to note the fact that each American Depositary Share (ADS) of ICICI Bank will continue to represent two underlying equity shares as at present. The number of ADSs held by an American Depositary Receipt holder would consequently increase in proportion to the increase in number of equity shares. The distribution date for the ADSs is expected to be on or around the next business day following the record date.

Please take the above on record.